Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 1 June 2007, in connection with Orkla`s option programme, 15,000 options were exercised at a strike price of NOK 27.00 and 26 665 were exercised at a strike price of NOK 27.20.

Primary insider Erik R. Barkald (SVP Corporate Development in Orkla ASA) exercised 31,665 options and at the same time sold 31,665 shares in the market at a price of NOK 106.88. After this transaction Barkald's holdings in Orkla ASA are 2,600 shares and 46,670 options.

A total of 8,886,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,835,460 of its own shares.

Orkla ASA
Oslo, 4 June 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 5 June 2007, in connection with Orkla's option programme, 25,000 options were exercised at a strike price of NOK 27.00.

A total of 8,861,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,810,460 of its own shares.

Orkla ASA
Oslo, 5 June 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 7 June 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.20.

A total of 8,846,345 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,795,460 of its own shares.

Orkla ASA
Oslo, 7 June 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Contacts:
Ole Enger, CEO Sapa AB, tel. +4684595911
Svein Tore Holsether, CFO Sapa AB, tel. + 4795155222
Gabriella Ekelund, Communication Director, Sapa AB, tel. +46709530853
Rune Helland, Direktør Investor Relations, Orkla ASA, tel.+4722544411
Date: 08.06.07

ORK – Orkla and Alcoa establish worlds leading soft alloy aluminium profile company

Orkla and Alcoa have today signed the agreement merging the two parties' soft alloy aluminium profile operations to form a leading global company.

Sapa AB, which will be the name of the company, will be the largest soft alloy aluminium profile company in the world. Sapa AB will be consolidated into the Orkla Group as a subsidiary of Sapa Holding, which otherwise consists of the wholly-owned businesses Heat Transfer and Building System (see attachment).

"We are creating a global market leader in soft alloy aluminium profiles that has potential for further growth. The company will create value through close collaboration with our customers and efficient operations. We intend to build on the best of the two organisations," says Ole Enger, CEO of Sapa.

The new company will have a strong market position with a market share of 19 % in Europe and 27 % in North America. The new company would have had total sales of about USD 4.2 billion in 2006, and it has around 12,000 employees.

The merger is being carried out by both Sapa and Alcoa contributing their respective businesses as non-cash contributions in the form of shares and receivables in the joint company. Orkla is undertaking no financial transactions in the form of capital contributions, loans or issue of new equity capital in connection with the creation of the new company. The transaction will entail only a marginal change in Orkla's net interest-bearing liabilities.

The division of ownership in Sapa AB has provisionally been fixed at 54 % for Orkla and 46 % for Alcoa. In accordance with the agreement, the final division of ownership interests will be calculated on the basis of Orkla's and Alcoa's respective contributions to adjusted EBITDA for the last twelve months (01.06.06 – 31.05.07). The final division of ownership will be determined when audited figures for the period are available.

A substantial part of the business that Alcoa is contributing to the joint venture has, in the past, not been organised as independent legal entities. Financial statements for 2006 have been prepared for Alcoa's operations, based on "carve out" rules in accordance with USGAAP. This entails, among other things, the use of a number of assumptions and allocations, which means that these financial statements do not necessarily fully reflect the actual results that would have been achieved if the business had been organised as an independent legal entity.

Figures for 2006 for the two merged businesses:

	Sapa Profiles	Alcoa "carve out"
Revenues	SEK 12 600 mill.	USD 2 500 mill.
EBITDA (as reported)	SEK 800 mill.	USD 99 mill.
Total Assets*	SEK 7 200 mill.	USD 1 088 mill.

* Excluding goodwill at Orkla level.

Orkla and Alcoa will have an equal number of representatives on the Board of Directors of Sapa AB. The Board members will comprise Dag J. Opedal and Hilde Myrberg from Orkla, in addition to which Orkla has appointed Anders G. Carlberg as its third representative on the Board. Alcoa has appointed Rudi Huber, Barbara Jeremiah and Paul Thomas. Dag J. Opedal will be elected as Chairman of the Board of Sapa AB.

The management of Sapa AB will consist of CEO Ole Enger, CFO Svein-Tore Holsether, Corporate Business Marius Grønningsæter, Corporate Strategy Henrik Østberg, Technology and R&D Karl Forster, Human Resources Paul Hogg, Corporate Communications Gabriella Ekelund, Business Area North America Jack Miller, Business Area North Europe Paul Warton and Business Area Central Europe Arne Rengstedt and Business Area South Europe Tor Gule.

The parties aim to list the company on the stock exchange (IPO) within the next 18 months.

Orkla will prepare an information document in accordance with the rules of the Oslo Stock Exchange. The information document will be published within 20 exchange days.

END